AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Three Months Ended	Year Ended
	March 31, 2009	December 31, 2008

Pretax earnings attributable to shareholders	$162.1	$311.7
Net earnings attributable to noncontrolling
interests in subsidiaries having fixed charges	5.9	4.2
Less undistributed equity in losses of investee	.5	1.7
Fixed charges:
Interest on annuities	107.6	418.0
Interest expense	16.0	69.9
Debt discount and expense	.4	1.6
Portion of rentals representing interest	3.3	13.2

EARNINGS	$295.8	$820.3

Fixed charges:
Interest on annuities	$107.6	$418.0
Interest expense	16.0	69.9
Debt discount and expense	.4	1.6
Portion of rentals representing interest	3.3	13.2

FIXED CHARGES	$127.3	$502.7

Ratio of Earnings to Fixed Charges	2.32	1.63

Earnings in Excess of Fixed Charges	$168.5	$317.6

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